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SEC FILE NUMBER
8-65470

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2019 (Date) AND ENDING December 31, 2019 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Credicorp Capital Securities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

121 Alhambra Plaza, Suite 1200
(No. and Street)

Miami	Florida	33134
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Gilman 561-771-0036
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morrison Brown Argiz & Farra, LLC
(Name - *if individual, state last, first, middle name*)

1450 Brickell Ave.	Miami	Florida	33131
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing

MAR 02 2020

Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Maria Elena Perez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Credicorp Capital Securities, Inc. as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

General Manager/FinOP

Title

Notary Public

NANCY M. BAYER
MY COMMISSION EXPIRES AUGUST 11, 2022
#GG 206478
Bonded thru Notary Public Underwriters
NOTARY PUBLIC, STATE OF FLORIDA

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (e) Statement of Cash Flows
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) Statement of Exemption from Rule 15c3-3.
- [ ] (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (l) An Oath or Affirmation.
- [ ] (m) SIPC Supplemental Report and Independent Accountant's Report
- [x] (n) Report of Independent Registered Public Accounting Firm on Statement of Exemption or Compliance
- [ ] (o)

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CREDICORP CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Credicorp Capital Limited)

FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

CREDICORP CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of
Credicorp Capital Limited)

TABLE OF CONTENTS:

REPORT OF INDEPENDENT REGISTED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Credicorp Capital Securities, Inc.
(A Wholly-Owned Subsidiary of Credicorp Capital Limited)

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Credicorp Capital Securities, Inc. (a wholly-owned subsidiary of Credicorp Capital Limited (the "Parent")) (collectively, the "Company") as of December 31, 2019 and 2018, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Credicorp Capital Securities, Inc. as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Credicorp Capital Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Credicorp Capital Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provides a reasonable basis for our opinion.

Emphasis of a Matter

As further discussed in Note 4 to the financial statements, Credicorp Capital Securities, Inc. is part of an affiliated group of companies and has extensive transactions with its Parent and affiliates. Credicorp Capital Securities, Inc. is dependent on the continued operations and continued success of an affiliated company, which represents approximately 51% and 58% of Credicorp Capital Securities, Inc.'s total revenues for the years ended December 31, 2019 and 2018, respectively. The Credicorp Capital Securities, Inc. could be negatively impacted if transactions with the affiliated company are discontinued. Management believes Credicorp Capital Securities, Inc. will have similar transactions with its related parties on a going forward basis. Our opinion is not modified with respect to this matter.

As discussed in Note 7 to the financial statements, effective January 1, 2019, Credicorp Capital Securities, Inc., adopted Accounting Standards Codification 842, Leases ("ASC 842"). The adoption of ASC 842 required Credicorp Capital Securities, Inc. record right of use of assets and the related lease obligations amounting to approximately $430,325 and $490,853; respectively during 2019. Our opinion is not modified with respect to this matter.

Emphasis of a Matter (continued)

As discussed in Note 11 to the financial statements, the Parent completed an agreement to purchase a broker dealer in Colombia which has a broker dealer subsidiary in Miami, Florida (the "Acquired Broker Dealer"). The Parent expects to complete the merger and merge the operations of the Company into the Acquired Broker Dealer during 2020. The Acquired Broker Dealer will be the surviving entity and will acquire all the rights and assets of the Company and assume the Company's obligations and liabilities.

Supplemental Information

The supplementary information contained in Schedules I and II, has been subjected to audit procedures performed in conjunction with the audits of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Morrison, Brown, Argiz & Farra

We have served as Credicorp Capital Securities, Inc.'s auditor since 2006.

Miami, Florida
February 28, 2020

CREDICORP CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of
Credicorp Capital Limited)

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31,

ASSETS	**2019**	**2018**
Cash	$ 1,512,554	$ 860,256
Cash at clearing organization	628,594	706,580
Deposit with clearing organization	100,000	100,000
Furniture, equipment and leasehold improvements, net	5,979	8,458
Income tax receivable	4,399	8,799
Prepaid expenses	21,854	25,115
Accrued commission revenue	12,808	5,854
Operating lease right-of-use asset	329,660	-
Other assets	29,178	96,552
TOTAL ASSETS	**$ 2,645,026**	**$ 1,811,614**
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable	$ -	$ 18,139
Accrued expenses	530,009	574,040
Operating lease liability	383,723	-
TOTAL LIABILITIES	913,732	592,179
COMMITMENTS AND CONTINGENCIES (NOTE 7 & 8)		
STOCKHOLDER'S EQUITY		
Common stock, $1 par value; 1,000 shares authorized, issued and outstanding	1,000	1,000
Additional paid-in capital	2,499,000	1,499,000
Accumulated deficit	(768,706)	(280,565)
TOTAL STOCKHOLDER'S EQUITY	1,731,294	1,219,435
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 2,645,026**	**$ 1,811,614**

The accompanying notes are an integral part of these financial statements.

CREDICORP CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of
Credicorp Capital Limited)

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,

	2019	2018
REVENUES		
Commissions	$ 1,112,125	$ 1,320,707
Principal transactions	1,376,889	1,043,302
Chaperoning and non-chaperoning income	336,891	332,447
Interest income	2,829	1,992
Other income	276,689	307,999
TOTAL REVENUES	3,105,423	3,006,447
OPERATING EXPENSES		
Salaries and employee benefits	1,986,604	2,383,842
Clearing charges	428,715	380,506
Rent	150,307	150,544
Selling, general, and administrative	147,246	120,000
Communication expense	302,974	339,305
Professional service fees	176,202	168,761
Depreciation and amortization	2,479	3,675
Travel and entertainment	79,813	100,858
Interest	157,663	61,138
Insurance	20,773	14,272
Other operating expenses	140,788	214,452
TOTAL OPERATING EXPENSES	3,593,564	3,937,353
NET LOSS	**$ (488,141)**	**$ (930,906)**

The accompanying notes are an integral part of these financial statements.

CREDICORP CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of
Credicorp Capital Limited)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	(ACCUMULATED DEFICIT) RETAINED EARNINGS	TOTAL
BALANCES, JANUARY 1, 2018	$ 1,000	$ 1,499,000	$ 650,341	$ 2,150,341
Net loss	-	-	(930,906)	(930,906)
BALANCES, DECEMBER 31, 2018	1,000	1,499,000	(280,565)	1,219,435
Contributions from parent	-	1,000,000	-	1,000,000
Net loss	-	-	(488,141)	(488,141)
BALANCES, DECEMBER 31, 2019	**$ 1,000**	**$ 2,499,000**	**$ (768,706)**	**$ 1,731,294**

The accompanying notes are an integral part of these financial statements.

CREDICORP CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of
Credicorp Capital Limited)

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (488,141)	$ (930,906)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	2,479	3,675
Deferred rent	-	(6,003)
Lease obligation	(6,465)	-
(Increase) decrease in operating assets:		
Cash at clearing organization	77,986	848,338
Income tax receivable	4,400	-
Prepaid expenses	3,261	12,548
Accrued commission revenue	(6,954)	83
Other assets	67,374	184,392
Increase (decrease) in operating liabilities:		
Accounts payable	(18,139)	10,881
Accrued expenses	16,497	(59,342)
NET (CASH USED IN) PROVIDED BY OPERATING ACTIVITIES	(347,702)	63,666
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions from parent	1,000,000	-
NET INCREASE IN CASH	652,298	63,666
CASH, BEGINNING OF YEAR	860,256	796,590
CASH, END OF YEAR	**$ 1,512,554**	**$ 860,256**

	2019	2018
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid during the year for:		
Interest	**$ 157,663**	**$ 61,138**
Non-cash financing information:		
Leased asset obtained in exchange for operating lease liability upon adoption of accounting standard	**$ 430,325**	**$ -**
Recorded lease liability upon adoption of accounting standard	**$ 490,853**	**$ -**
Change in deferred rent due to adoption of accounting standard	**$ 60,528**	**$ -**

The accompanying notes are an integral part of these financial statements.

1. GENERAL

Credicorp Capital Securities, Inc. (the "Company") a Florida corporation was incorporated on September 28, 2001, originally as ASB Securities, Inc. On June 19, 2002, the Company filed Articles of Amendment to change its name to Credicorp Securities, Inc. On October 28, 2013; Credicorp Securities, Inc. filed Articles of Amendment to change its name to Credicorp Capital Securities, Inc. The Company was a wholly-owned subsidiary of Credicorp Ltd. (the "Parent"), a limited liability company incorporated in Bermuda in 1995 to act as a holding company, to coordinate the policy administration of its subsidiaries and to engage in investing activities. On September 11, 2013, Credicorp Ltd. transferred 100% of the shares of Credicorp Capital Securities, Inc. to Credicorp Investments Ltd. On November 28, 2013, Credicorp Investments Ltd. changed its name to Credicorp Capital Ltd. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA") and of Securities Investor Protection Corporation ("SIPC"). The Company's activities are currently limited to sales of investment company shares, corporate equity securities, corporate debt securities, bonds, and United States of America government securities. The Company may engage in discretionary account management for institutional clients. The Company clears all securities transactions through Pershing LLC ("Pershing").

The Company has extensive transactions and relationships with the Parent and its affiliates. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties. A significant portion of the Company's revenues, approximately 63% and 72% for the years ended December 31, 2019 and 2018, respectively, and a significant portion of its expenses are derived from transactions with related parties (see Note 4). Management believes the Company will have similar transactions with its related parties on a going forward basis.

For the year ended December 31, 2019, the Company incurred a net loss of $488,141 and an accumulated deficit of $768,706 as of and for the year ended December 31, 2019. The Parent has committed to provide the necessary capital for the Company to meet its obligations including those arising from the normal course of business and to maintain compliance with the Securities and Exchange Commission Net Capital Rule (Rule15c-1).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Principal Transactions

Revenues for executing customer securities transactions and associated expenses are recorded as earned and incurred, on a trade date basis. Unrealized appreciation or depreciation is reflected in income currently (See Note 3).

Commissions, Chaperoning and Non-Chaperoning Income

Commissions, chaperoning and non-chaperoning income, and the related clearing expense are recorded on trade date basis as securities transactions occur (See Note 3).

Statement of Cash Flows

For purposes of the statements of cash flows and cash equivalents, the Company considers highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. In addition, cash and restricted cash consist of "cash" "cash segregated under federal and other regulations."

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (CONTINUED)

Clearing Arrangements

The Company has a clearing agreement with Pershing to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by Pershing. At December 31, 2019 and 2018, the cash at clearing organization of $628,594 and $706,580 respectively, is with Pershing. Pursuant to the clearing agreement, the Company is required to maintain a deposit of $100,000 in the clearing organization.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded at cost less accumulated depreciation and amortization. Leasehold improvements are amortized using the straight-line method over either the economic useful life of the improvement or the lease term, whichever is shorter. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets ranging from three to five years.

Repairs and maintenance are expensed as incurred. Expenditures that increase the value or productive capacity of assets are capitalized. When furniture and equipment are retired, sold, or otherwise disposed of, the asset's carrying amount and related accumulated depreciation are removed from the accounts and any gain or loss is included in operations.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in interest expense and other operating expense, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2019 and 2018, and revenues and expenses during the years then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

Cash and Cash Equivalents

Cash represents cash deposits held at financial institutions. Cash equivalents include short-term highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash and have original maturities of three months or less. Cash equivalents are carried at cost, plus accrued interest, which approximates fair value. Cash equivalents are held for the purpose of meeting short-term liquidity requirements, rather than for investment purposes.

For purposes of the statements of cash flows and cash equivalents, the Company considers highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances in excess of federally insured limits. The Company does not expect any risk of loss with regard to these deposits.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (CONTINUED)

Subsequent Events

The Company has evaluated subsequent events through February 28, 2020, which is the date the financial statements were issued (See Note 11).

Adopted Accounting Pronouncement

Lease accounting

Effective January 1, 2019, the Company adopted Accounting Standards Codification 842, Leases ("ASC 842"). The Company determines if an arrangement contains a lease at inception based on whether or not the Company has the right to control the asset during the control period and other facts and circumstances. The Company evaluates the classification of leases as operating or finance at inception. Leases that meet one or more of the following criteria will be classified as finance leases:

- The Company can acquire the leased asset at the end of the lease term for a below-market price.
- The ownership of the leased asset is transferred to the Company at the end of the lease period.
- The duration of the lease encompasses at least 75% of the useful life of the leased assets.
- The present value of the minimum lease payments under the lease represent at least 90% of the fair value of the leased asset.

The Company has determined that all leases under which they are the lessee to be operating leases. The Company is the lessee in a lease contract when they obtain the right to control the asset. Operating lease right-of-use ("ROU") assets represent the Company's right to use an underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments arising from the lease, both of which are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. The Company determines the lease term by assuming the exercise of renewal options that are reasonably certain. As most of the Company's leases do not provide an implicit interest rate, the Company uses the Prime Rate from the Federal Reserve Bank as a guide for financing over the period of the lease based on the information available at the commencement date in determining the present value of future payments (See Note 7).

Leases with a lease term of 12 months or less at inception are not recorded on the Company's balance sheet and are expensed on a straight-line basis over the lease term in the Company's statements of operations (See Note 7).

The Company elected the practical expedient of including sales tax on lease payments. The Company assessed the practical expedient and determined the non-lease components being compiled with the lease asset did not cause a significant impact on the lease liability and right-of-use asset.

Reclassifications

Certain amounts in the 2018 financial statements have been reclassified to conform to the 2019 presentation.

3. REVENUE RECOGNITION

Commissions

Commission income is earned by providing trade facilitation, execution, clearance and settlement, custody, and trade administration services to customers. Acting as an agent, commission income is generated by the trade execution from the Company's clients' purchases and sales of securities, either on exchanges or over-the-counter, through the purchases of various investment products such as mutual funds, fixed income, options and commodity transactions.

3. REVENUE RECOGNITION (CONTINUED)

Commissions (continued)

In return for such services, the broker dealer charges a commission. Revenues recognized under commission income consist of one performance obligation which is satisfied on trade date. Trade execution performance obligation is satisfied at a point in time.

Principal transactions

The Company buys and sells securities and over-the-counter in their capacity as a dealer and as part of positioning strategies that attempt to generate profits by anticipating future market movements. Profit or loss for these Company's transactions is measured by the difference between the acquisition cost and the fair value, which, like the underlying trading securities, is recorded on a trade-date basis. Revenues recognized under principal transactions consist of one performance obligation which is satisfied on trade date. Trade execution performance obligation is satisfied at a point in time.

Chaperoning and non-chaperoning income

Chaperoning and non-chaperoning services include initiating conversations with US institutional investors, distribution of research reports from non-US markets, handling and executing orders, private placements and other services as needed. Chaperoning revenue is recognized as billed. Handling and execution services revenue is recognized on trade date.

Other income

Other income includes mutual fund fee revenue which is a residual commission and is recorded over time as earned. Trailing commission revenue is generally based on a percentage of the current market value of the clients' investment holdings in trail-eligible assets. As trailing commission revenue is based on the market value of the clients' investment holdings, this variable consideration is constrained until the market value is determinable. Trailing commission revenues (commissions that are paid over time, such as 12(b)-1 fees) are recurring in nature and are earned based on the market value of investment holdings in trail eligible assets.

4. RELATED PARTY TRANSACTIONS

In the normal course of business, the Company conducts transactions with related institutions. The significant related party amounts included in the accompanying financial statements are as follows for the years ended December 31:

	2019	2018
Transactions included in the statements of income:		
Commissions revenue and principal transactions	$ 1,618,819	$ 1,818,147
Chaperoning and non-chaperoning income	336,891	332,447
Clearing charges expense	335,497	303,078
Rent expense	130,167	131,881
Selling, general, and administrative	147,246	120,000

Clearing charges are paid to a third party, Pershing; however, such clearing charges are the results of transactions executed for related parties and, therefore, are included herein.

4. RELATED PARTY TRANSACTIONS (CONTINUED)

The Company subleases office space from an affiliated company, Banco de Credito del Peru Miami Agency ("BCP"), therefore the related expense is included in rent expense above (see NOTE 7). Additionally, the Company entered into an expense sharing agreement with BCP for services performed by BCP on behalf of the Company including Human Resources and Management Information Systems services. The expense sharing agreement increased from a flat fee of $10,000 to an approximate average of $12,270 per month in 2019. For the years ended December 31, 2019 and 2018, the expense sharing amounted to $147,246 and $120,000, respectively, which is recorded in the caption selling, general and administrative expense in accompanying statements of operations. The expense sharing agreement was renewed on January 1, 2019 for a one year period and is automatically renewed for successive one year periods.

The Company has a related party accounts receivable balance included the accompanying statement of financial condition within other assets. The due from amounts are $17,275 and $11,712 for the year ended December 31, 2019 and 2018, respectively.

In December 2014, the Company entered into chaperoning agreements with its affiliates in Colombia, Peru and Chile. The affiliates are foreign broker dealers that are not registered in the United States with the SEC and FINRA. These agreements allow the affiliates to conduct equity and fixed income transactions with US institutional investors through the supervision of the Company. The Company must verify that the transactions are in accordance with the rules of the SEC and FINRA, and any other laws, rules or regulations to which the transactions may be subject to. For the years ended December 31, 2019 and 2018, chaperoning revenue was $89,080 and $159,130 respectively. For the years ended December 31, 2019 and 2018, the Company generated $247,811 and $173,317, respectively, from non-chaperoning transactions, whereas the affiliates had oral or in-person contact with a US institutional investor without the participation or physical presence of the Company.

5. CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMER

In the normal course of business, the Company encounters economic risk, mainly comprised of credit risk and market risk. Credit risk arises from the customer securities activities which are transacted on either cash or margin basis. These transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and margin requirements are not sufficient to fully cover losses which customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill those obligations. In connection with its clearing arrangements, the Company is required to guarantee the performance of its customers in meeting their contracted obligations.

Concentrations of credit risk arise when a number of customers are engaged in similar business activities, or activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. A significant amount of the Company's business activity is conducted through its related parties with customers located in Latin America and mainly Peru. Accordingly, the Company's operations are susceptible to changes in the economies of these countries.

The Company is dependent on the continued operations and continued success of an affiliated company, which represents approximately 51% and 58% of the Company's total revenues for the years ended December 31, 2019 and 2018, respectively.

As a securities broker and dealer, the Company is engaged in various brokerage and trading activities with domestic and international investors. The Company attempts to minimize credit risk associated with these activities by monitoring customer credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when necessary. The credit risk is also minimized by the careful monitoring of customer accounts by the clearing firm.

At various times during the year, the Company has maintained deposits with other financial institutions in excess of amounts received. The exposure to the Company from these transactions is solely dependent upon daily balances and the financial strength of the respective institutions.

6. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Furniture, equipment, and leasehold improvements, net, are as follows as of December 31:

	2019	2018
Leasehold improvements	$ 302,204	$ 302,204
Furniture and office equipment	143,487	143,487
Computer equipment	58,636	58,636
Software	12,068	12,068
Artwork	4,672	4,672
	521,067	521,067
Less: accumulated depreciation and amortization	(515,088)	(512,609)
Furniture, equipment and leasehold improvements, net	**$ 5,979**	**$ 8,458**

For the years ended December 31, 2019 and 2018, depreciation and amortization expense amounted to $2,479 and $3,675, respectively.

7. LEASES

Short Term Lease

The Company has a 6 month lease of office space in Connecticut. The Company has elected not to record a right-of-use asset and lease liability on the balance sheet due to the length of the lease. Rent payments under the short term lease are recognized on a monthly basis over the term of the lease.

Operating Sub-Lease

The Company sub-leases office space from an affiliated company, BCP through an operating lease set to expire in 2022. The operating lease asset and liability are as follows as of December 31, 2019:

Operating lease ROU asset, net	**$ 329,660**
Operating lease liability	**$ 383,723**

Total operating lease cost was approximately $121,000 for the year ended December 31, 2019. Cash amounts included in the measurement of the operating lease liability was approximately $130,000 for the year ended December 31, 2019.

Upon adoption, on January 1, 2019, the Company recorded a ROU asset of $430,325 and an operating lease liability of $490,853 assuming a discount rate of 5%, the Company's estimated incremental borrowing rate.

7. LEASES (CONTINUED)

Information associated with the remaining lease obligation are follows as of December 31, 2019:

Weighted-average remaining lease term in years	**3 yrs.**
Weighted-average discount rate	**5%**

Estimated future lease payment under the lease liability together with their present value are as follows:

Year ending December 31,		
2020	$	134,079
2021		138,102
2022		142,245
Total operating lease payments	**$**	**414,426**
Less imputed interest		(30,703)
Total operating lease liability	**$**	**383,723**

8. COMMITMENTS AND CONTINGENCIES

Litigation

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

9. INCOME TAXES

The Company recorded no income tax expense or benefit for the years ended December 31, 2019 and 2018.

The actual income tax expense for 2019 and 2018 differs from the statutory tax expense for the year (computed by applying the United States income tax rate of 21% to net loss before provision for income taxes) as follows:

		2019		**2018**
Expected tax expense	$	(102,509)	$	(195,490)
State tax expense, net of Federal benefit		(21,554)		(40,287)
Change in valuation allowance		121,185		234,935
Other, net		2,878		842
	$	-	$	-

9. INCOME TAXES (CONTINUED)

Temporary differences between financial statement carrying amounts and tax bases of assets and liabilities that give rise to significant portions of the deferred tax asset are as follows at December 31:

	2019	2018
Deferred tax assets:		
Furniture, equipment and leasehold improvements	$ 42,870	$ 44,018
Deferred rent	13,705	15,341
Other accrual	8,080	8,080
Net operating losses	663,011	539,042
	727,666	606,481
Valuation allowance	(727,666)	(606,481)
	$ -	$ -

The Company has approximately $2,400,000 of Federal net operating loss carryforwards expiring in various amounts starting in 2036. Their utilization is limited to future taxable earnings of the Company and may be limited in the event of certain ownership changes described in IRC Section 382. The Tax Act limits the utilization of net operating losses generated after December 31, 2017 to 80% of net taxable income. Approximately $1,382,000 of Federal net operating loss is subject to this limitation. Additionally, net operating losses recorded after December 31, 2017, do not expire.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

The U.S. Federal jurisdiction and Florida are the major tax jurisdictions where the Company files income tax returns. The Company is no longer subject to U.S. Federal or State examinations by tax authorities for years before 2016.

For the years ended December 31, 2019 and 2018, the Company did not have any unrecognized tax benefits as a result of tax positions taken during a prior period or during the current period. No interest or penalties have been recorded as a result of tax uncertainties.

10 EMPLOYEE BENEFIT PLANS

The Company participates with affiliates in a deferred contribution 401(k) plan which covers substantially all of its full-time employees. The 401(K) plan includes employee contributions and matching contributions by the Company subject to certain limitations. The Company's matching contributions were $9,919 and $8,410 for the years ended December 31, 2019 and 2018, respectively.

11. SUBSEQUENT EVENTS

The Parent Company completed the agreement to purchase a broker dealer in Colombia which has a broker dealer subsidiary in Miami, Florida. The Parent Company expects to complete the merger and merge the operations of the Company into the US based broker dealer during 2020. The surviving Company will assume all the rights and assets of the Company and assume the Company's obligations and liabilities.

12. NET CAPITAL REQUIREMENTS

The Company, as a registered broker dealer in securities, is subject to the Securities and Exchange Commission's uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimal net capital of $250,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2019, and 2018, the Company had net capital of $1,669,884 and $1,080,511 which was $1,419,884 and $830,511, respectively, in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.35 to 1 and 0.55 to 1 as of December 31, 2019 and 2018, respectively.

SUPPLEMENTAL SCHEDULE

CREDICORP CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of
Credicorp Capital Limited)

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2019

COMPUTATION OF NET CAPITAL	
Stockholder's equity	$ 1,731,294
Less nonallowable assets:	
Furniture, equipment, and leasehold improvements, net	5,979
Income tax receivable	4,399
Prepaid expenses	21,854
Other assets	29,178
	61,410
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	1,669,884
HAIRCUTS ON SECURITIES	-
NET CAPITAL	1,669,884
NET CAPITAL REQUIREMENTS	
Minimum net capital required 1/15th of aggregate indebtedness or $250,000, whichever is greater	250,000
EXCESS NET CAPITAL	**$ 1,419,884**
SCHEDULE OF AGGREGATE INDEBTEDNESS	
Accounts payable, accrued expenses and other liabilities	530,009
Excess lease liabilities over right-of-use-assets	54,063
TOTAL AGGREGATE INDEBTEDNESS	**$ 584,072**
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**0.35 to 1**

See Report of Independent Registered Public Accounting Firm.

CREDICORP CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of
Credicorp Capital Limited)

SCHEDULE II
RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5, PART II FILING
AS OF DECEMBER 31, 2019

NET CAPITAL PER COMPUTATION	$ 1,669,884
Adjustments	-
NET CAPITAL PER COMPUTATION INCLUDED IN THE COMPANY'S AMENDED UNAUDITED FORM X-17A-5, PART II FILING	**$ 1,669,884**

See Report of Independent Registered Public Accounting Firm.

INFORMATION REGARDING COMPLIANCE WITH RULE 15C3-3

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Credicorp Capital Securities, Inc.
(A Wholly-Owned Subsidiary of Credicorp Capital Limited

We have reviewed management's statements, included in the accompanying Exemption Report under Rule 17a-5(d)(4) of the Securities and Exchange Commission, in which (1) Credicorp Capital Securities, Inc. (a wholly-owned subsidiary of Credicorp Capital Limited) identified the following provisions of 17 C.F.R. §15c3-3(k) under which Credicorp Capital Securities, Inc. (a wholly-owned subsidiary of Credicorp Capital Limited) claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k2)(ii) (the "exemption provisions") and (2) Credicorp Capital Securities, Inc. stated that Credicorp Capital Securities, Inc. met the identified exemption provision throughout the year ended December 31, 2019 without exception. Credicorp Capital Securities, Inc.'s (a wholly-owned subsidiary of Credicorp Capital Limited) management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Credicorp Capital Securities, Inc.'s (a wholly-owned subsidiary of Credicorp Capital Limited) compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Morrison, Brown, Argiz & Farra

Miami, Florida
February 28, 2020

CREDICORP CAPITAL SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CREDICORP CAPITAL LIMITED)

Exemption Report Under Rule 17a-5(d)(4) of the Securities and Exchange Commission
December 31, 2019

Credicorp Capital Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii) for the fiscal year ended December 31, 2019.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year, January 1, 2019 to December 31, 2019 without exception.

____

Credicorp Capital Securities, Inc.

I, Maria Elena Perez, affirm that, to my best knowledge and belief; this Exemption Report is true and correct.

By: [signature]

Chief Financial Officer

February 28, 2020

CREDICORP CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of
Credicorp Capital Limited)

STATEMENT ON EXEMPTION FROM THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2019

In accordance with the exemptive provisions of SEC Rule 15c3-3, especially exemption k (2) (ii), the Company is exempt from the computation of reserve requirements and the information relating to the possession or control requirements. All customer transactions are cleared through another broker/dealer on a fully disclosed basis. The Company holds no customer funds or securities. Any such funds or securities are promptly transmitted to the clearing broker/dealer.